UNITED STATES OF AMERICA

                                 BEFORE THE SECURITIES AND EXCHANGE COMMISSION


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                                             :
              In the Matter of               :
                                             :
      OHIO VALLEY ELECTRIC CORPORATION       :        CERTIFICATE OF
               Piketon, Ohio                 :        NOTIFICATION
                                             :        NO. 2
                 (70-10160)                  :
                                             :
Public Utility Holding Company Act of 1935   :
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     THIS IS TO CERTIFY THAT OHIO VALLEY ELECTRIC CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 30, 2003, made short-term note borrowings from banks during the calendar quarter ended June 30, 2004, as summarized in Exhibit A. This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding. OHIO VALLEY ELECTRIC CORPORATION



                                                     By: /s/ David L. Hart
                                                           Vice President

Dated:  July 15, 2004















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     EXHIBIT A


 SHORT TERM ISSUE    MATURITY      INTEREST PRINCIPAL              MATURITY
 DEBT TYPE  DATE     DATE     DAYS RATE %   BORROWED     INTEREST  VALUE
    BL      04/20/04 05/04/04  14  4.000    5,000,000.00 7,671.23  5,007,671.23
    BL      05/04/04 08/04/04  92  2.4375   5,000,000.00 31,145.83 5,031.145.83
    BL      05/04/04 08/04/04  92  2.4375   5,000,000.00 31,145.83 5,031,145.83